CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603


                                  June 5, 2008


Mr. Vincent J. Di Stefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


         Re:      Cons. Growth June '08 - Term 9/11/09
                 Moderate Growth June '08 - Term 9/11/09
                    File Nos. 333-150445 & 811-05903
             ----------------------------------------------

Dear Mr. Di Stefano:

         We received your comments regarding the Registration Statement for FT 1712, Cons. Growth June '08 - Term 9/11/09 and Moderate Growth June'08 - Term 9/11/09 (the "Trusts") on May 16, 2008. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which you provided them to us.


1. Risk Factors - Will either of the portfolios invest in below investment grade debt? If so, please make the appropriate risk disclosure.

     Response:  Neither portfolio will invest in below investment grade debt.


2. Fee Table - Please change the line item "Underlying fund expenses" to "Acquired Fund Fees and Expenses."

Mr. Vincent J. Di Stefano
June 5, 2008
Page 2



         Response:  We have made the requested change.

         We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

                                    Very truly yours,

                                    Chapman and Cutler LLP


                                    By  /s/ Brian D. Free
                                        ----------------------------
                                        Brian D. Free